December 19, 2024

Ken Lyons
Chief Executive Officer
Midori Group Inc.
5 Hazelton Avenue, Suite 400
Toronto, ON M5R 2E1

       Re: Midori Group Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed November 22, 2024
           File No. 024-12526
Dear Ken Lyons:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A
Cover Page

1. Please revise your cover page to clarify that the offering is being conducted on a best efforts basis and disclose the expected closing date, if any, of the offering. In this regard, please also confirm whether the Company believes that it may reasonably expect to complete the offering within two years. Please refer to Item 1(e) of Form 1-
       A.
2. We note your cover page disclosure that you are offering 20,000,000 shares of common stock "at $1.00 per share" and the tabular disclosure noting that the price per share is $1.03, to include the fee to investors to offset the Company's transactional expenses. Please refer to the aggregate per share price of $1.03 or include a separate reference to the Investor Processing Fee. Please revise the table to separate the
       Investor Processing Fee in a separate row within the table.
 December 19, 2024
Page 2

3. Please note that Rule 251(d)(3)(i)(F) of the Securities Act of 1933 is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period. In this regard, please revise your disclosure to confirm that sales will commence within two calendar days of the qualification date, or advise.
Summary Information
Business, page 3

4. We note your disclosure that you are a "global" and "eco-friendly" distributor. As we note your customers and supply are currently limited please provide support for your claim that you are a global distributor. Please also explain how the Company provides
       "eco-friendly" distribution.
5.     We note your statement that the Midori Biosolutions additive is FDA
FOOD,
       REACH, FTC, PROP65, CONEG compliant. Here or elsewhere in the Offering Circular, please briefly describe what these qualifications mean with respect to your
       additive.
6. We note your disclosure that your product "reduces treated microplastics while creating a renewable energy source" and is "a sustainable solution." Please provide additional disclosure to explain the creation of a renewable energy source and support the claim that your product creates a sustainable solution.
7. Please expand on your statement that your product is "currently produced and supplied by a third-party" to note that you do not own the intellectual property rights to the additive constituting Midori Biosolutions and that IP Holder owns such rights.
       Additionally, please explain that you distribute your product pursuant to the
       Distributor Agreement and that if such agreement were to be terminated you could no longer purchase and resell the additive to your clients which would be expected to have a material adverse effect on your business, financial condition, and results of operations.
Plan of Distribution, page 21

8. We note your disclosure that you "intend to conduct multiple separate closings, which closings may be conducted on a rolling basis" and that these "closings will occur promptly after receiving investor funds." Please provide more specific disclosure as to when the closings will occur following the receipt of investor funds and when you believe the initial closing will take place following the qualification of your offering statement.
How to Subscribe, page 24

9.     We note that "[f]unds will be held in the Company   s payment processor
account until
       the Broker has reviewed the proposed subscription, and the Company has accepted the subscription" and that "[u]pon each closing, funds tendered by investors will be made available to the Company for its use." We further note your disclosure on page 8 noting that "the Company may invest these proceeds in short-term certificates of deposit, money-market funds, or other liquid assets with FDIC-insured and/or NCUA-
       insured banking institutions. . . " Please revise your disclosure to clarify that the
 December 19, 2024
Page 3

       Company may invest the funds received and held in the payment processor account, prior to any closing or otherwise clarify the potential treatment of funds during such period.
Use of Proceeds, page 26

10. We note that the Company will use $5 million of the net proceeds from the offering for capital expenditures and $13.42 million will be reserved for working capital reserves. Please revise your disclosure to provide further detail explaining these uses of proceeds. For example, we note your disclosure on page 14 that you you hope to acquire the intellectual property rights from IP Holder with a portion of the proceeds from the offering. Please expand on this disclosure to note whether you have had any discussions with IP Holder regarding the sale of the intellectual property rights and note the amount of net proceeds you anticipate you will need to acquire such intellectual property rights. Additionally, please state whether or not offering proceeds will be used to compensate or otherwise make payments to your officers or directors.
       Please refer to Instruction 2 to Item 6 of Form 1-A.
Description of Business
Business, page 27

11. We note your disclosure that the Midori Biosolutions additive is in the initial integration phase. Please explain what the initial integration phase means in this context. Please further explain the process in which your product is integrated with or into third-party plastics and the many different formats your product can take. In this regard, we note that your product may be in the form of pellets, powder, polyethylene terephthalate (PET), polypropylene (PP), polystyrene (PS), nylon, and synthetic rubber.
12. We note that you are currently "working with approximately 51 consumer and industrial brands who are searching for a sustainable direction." Please provide further information regarding these relationships, to include whether the Company has entered into any binding agreements with such brands or if the work with these brands is still speculative.
13. We note your disclosure, citing a 2021 article, that roughly 70% of plastics that get recycled end up in landfills. We also note your disclosure discussing "Recycling
       Programs" that plans "only processes 7% of what they collect with the balance going to landfills." Please revise your disclosure to reconcile these figures.
14. Please explain what it means to "extend [the governments'] current landfill lifecycle"
       and how governments can use your products to assist in this goal.
Our Product, page 29

15. When discussing the results of the ASTM studies, please also disclose the baseline rate of degradation for plastics that are not treated with the Midori Biosolutions additive for comparison. If no baseline was measured, please disclose this and note how it impacts your ability to draw any conclusions about the efficacy of your product from these studies.
 December 19, 2024
Page 4

Material Agreements
Distributor Agreement, page 31

16. Please revise to include the name of IP Holder and note whether there are any material relationships between IP Holder and the Company other than the contractual relationship under the Distributor Agreement. Additionally, please describe the material pricing terms under the Distributor Agreement or explain why you are not required to do so. In this regard, we note that IP Holder appears to be the only possible supplier of your product and your business and results of operations appear to be substantially dependent on the Distributor Agreement. Finally, here or elsewhere in the Offering Circular, please note whether there have been any discussions with IP
      Holder regarding renewal or termination of the Distributor Agreement to date.
Competition, page 32

17. We note your statement that you believe the main scientific advantage of your additive, as compared to others in the market, is that they use the old
OXO
      technologies using heavy metal and starches and that you do not. Please briefly explain the old OXO technologies as they relate to your competitors' products.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33

18. Please revise this section for all periods presented to provide more detailed disclosure regarding your operating results and trend information, including unusual or infrequent events or transactions, materially affecting your income from operations, and, in each case, indicating the extent to which income was so affected. Describe any other significant component of revenue or expenses necessary to understand your results of operations. To the extent that the financial statements disclose material changes in net sales or revenues, provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or service. Refer to Items 9(a) and 9(d) of Form 1-A.
19. In addition, we note the minimum Target Volume increases each year under the
      Distributor Agreement. Please tell us how you have considered the requirements of
      Item 9 of Form 1-A as it relates to identifying and discussing the Distributor
      Agreement, including any reasonably likely material effect on liquidity. Trends, page 34

20. We note your statement that you have 136 projects at various stages of on-boarding
      that include significant volume accounts that can   t be named as they
are under strict
      NDAs. Please expand on your disclosure to provide additional details on the additional projects you are working on, including the type of projects or products, any material work or milestones that have been completed to date, and your anticipated timeframe for the development of these projects.
21. We note your statements that "Companies are under pressure to continue to provide positive sustainable messaging to governments, retailers and consumers that the
      Midori message can provide. The government of India are publicly supporting
 December 19, 2024
Page 5

       biodegradable plastics as a viable way to manage plastic waste. The market understands that it cannot recycle its way out of plastic waste and are looking for innovative solutions like Midori Bio (among others) to provide pragmatic solutions to manage plastic waste." Please provide the source or basis for these claims or note if the statements are the beliefs of management.
Consulting Relationships, page 35

22. We note your disclosure that all of your officers and directors are working under consulting agreements/relationships and may dedicate time and resources to other functions and personal expenditures, some of which may conflict with your objectives as a company. Please briefly discuss any fiduciary duties or other legal obligations owed by your officers and directors under British Columbia law. Your disclosure should note whether you have waived any such legal obligations, including any obligations under the corporate opportunities doctrine to the extent applicable.
Compensation of Directors and Executive Officers
Consulting Agreements, page 36

23. Please revise your disclosure to provide all proposed compensation to be made in the future pursuant to the ongoing employment or consulting agreements with your executive officers and directors. Please refer to Item 11(d) of Form
1-A.
24. We note that the Company has entered into consulting agreements with companies owned and controlled by the CEO of the Company and the President of the Company.
       Please revise your disclosure to provide the consideration or services provided by the companies under the respective agreements. Please also file these consulting agreements as exhibits to the offering statement or tell us why you are not required to do so.
Equity Incentive Plan, page 37

25. Please revise to explain the advisory services Dale Storey provides to the Company and whether Mr. Storey is otherwise an affiliate of the Company or its officers or directors. Please file the Equity Incentive Plan as an exhibit to the offering statement or explain why you are not required to do so. Please refer to Item 17.6(c) of Form 1-
       A.
Report of Independent Registered Public Accounting firm, page F-2

26.    We note your independent accountant has audited the    accompanying
consolidated
       statement of financial position . . . as at September 30, 2023 without making mention of the year ended September 30, 2022. Please have your accountant clarify the periods covered by the audit report. Refer to AS 3101.
 December 19, 2024
Page 6

       Please contact Tayyaba Shafique at 202-551-2110 or Michael Fay at 202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Conlon Danberg at 202-551-
4466 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Arden Anderson, Esq.